# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LinkBancorp, Inc (LNKB), CIK 0001756701
CUSIP: 53578P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1250 Camp Hill Bypass, Suite 202, Camp Hill, Pennsylvania (PA), 17011
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-22-000467
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,728,660; sole dispositive power 0; shared dispositive power 3,728,660; aggregate amount beneficially owned 3,728,660 (9.98% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 3,024,745 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 92,119 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 259,851 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, and 351,945 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,024,745; sole dispositive power 0; shared dispositive power 3,024,745; aggregate amount beneficially owned 3,024,745 (8.09% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 3,024,745 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 92,119; sole dispositive power 0; shared dispositive power 92,119; aggregate amount beneficially owned 92,119 (0.25% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 92,119 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Financial Hybrid Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 259,851; sole dispositive power 0; shared dispositive power 259,851; aggregate amount beneficially owned 259,851 (0.7% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 259,851 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 3,728,660; shared dispositive power 3,728,660; aggregate amount beneficially owned 3,728,660 (9.98% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 3,024,745 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 92,119 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 259,851 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, and 351,945 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: LinkBancorp, Inc (LNKB)
Address of issuer's principal executive offices: 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Financial Hybrid Opportunity Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Financial Hybrid Opportunity Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 3,728,660 shares
Financial Opportunity Fund LLC - 3,024,745 shares
Financial Opportunity Long/Short Fund LLC - 92,119 shares
Financial Hybrid Opportunity Fund LLC - 259,851 shares
Martin Friedman - 3,728,660 shares
Percent of class:
FJ Capital Management LLC - 9.98%
Financial Opportunity Fund LLC - 8.09%
Financial Opportunity Fund LLC - 0.25%
Financial Hybrid Opportunity Fund LLC - 0.70%
Martin Friedman - 9.98%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 3,728,660 shares
Financial Opportunity Fund LLC - 3,024,745 shares
Financial Opportunity Long/Short Fund LLC - 92,119 shares
Financial Hybrid Opportunity Fund LLC - 259,851 shares
Martin Friedman - 3,728,660 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 3,728,660 shares
Financial Opportunity Fund LLC - 3,024,745 shares
Financial Opportunity Long/Short Fund LLC - 92,119 shares
Financial Hybrid Opportunity Fund LLC - 259,851 shares
Martin Friedman - 3,728,660 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (05/08/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/08/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (05/08/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (05/08/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (05/08/2025)
- Financial Hybrid Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/08/2025)
- Financial Hybrid Opportunity Fund LLC: Martin Friedman, Managing Member (05/08/2025)
- Martin Friedman: Martin Friedman, Managing Member (05/08/2025)